SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA – NOTICE TO THE MARKET

GAFISA – GENERAL MEETING FOR INSTALLATION OF THE CONDOMINIUM 067 HERMANN JUNIOR

São Paulo, December 7, 2018 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders focused on the upper-middle and upper class residential segments, announces the delivery and respective General Meeting for Installation of a Condominium relating to the residential project 067 Hermann Junior, located in the district of Pinheiros, São Paulo. This is the project No. 1,160 delivered by Gafisa throughout the Brazilian territory.

067 Hermann Júnior is a new reference in the high-tech living style. A sophisticated project, with a premium location and unique view to Alto de Pinheiros. From its launch, it was an example of innovation, uniquely displayed in the Casa Cor 2015 exhibition and in the Design Weekend, one of the largest international design festivals which takes place in Brazil.

Ilustração artística do living da unidade tipo de 286m²

Living illustration of unit type 286 m2

Location: Rua Professor Frederico Hermann Junior, 67 – Pinheiros

Launch: October/2015

One residential tower with 22 units l 1 unit per floor

Metreage: unit type: 286m² Garden: 332m² triplex: 561m²

PSV: R$138 million

Yours faithfully,

GAFISA S.A. – Investor Relations

Investor Relations Contact:

____________________________________________________________________

Ana Recart
arecart@gafisa.com.br

____________________________________________________________________

 Telephone: +55 (11) 3025-9474
E-mail: ri@gafisa.com.br Website: www.gafisa.com.br/ri

____________________________________________________________________

About Gafisa

Gafisa is one of Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the well-being, comfort, and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also participates through its 30% interest in Alphaville, a leading urban developer in the national development and sale of residential lots.  Gafisa S.A. is a Corporation with shareas traded on the Novo Mercado of the BM&FBovespa (B3:GFSA3).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 7, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer